24001874

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SEC FILE NUMBER
8-68035

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/23 (MM/DD/YY) AND ENDING 9/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stuyvesant Square Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

NOV 22 2024

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Old Kings Highway South, Suite 228
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Tuvlin	917-446-4940	dtuvlin@ssainc.us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jerome Davies, CPA, P.C.
(Name – if individual, state last, first, and middle name)

3605 Sandy Plains Rd.	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

4/25/2017	6363
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Tuvlin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stuyvesant Square Advisors, Inc., as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

Melanie Anne Bryson
Notary Public
My Commission Expires 05/31/27
State of Connecticut

SEC Mail Processing
NOV 22 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STUYVESANT SQUARE ADVISORS, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2024

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Stuyvesant Square Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stuyvesant Square Advisors, Inc. (the Company) as of September 30, 2024, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stuyvesant Square Advisors, Inc. as of September 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Jerome Davies, CPA, P.C.

Marietta, Georgia
November 18, 2024

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2024

ASSETS

Cash	$ 204,889
Accounts receivable	60,909
Prepaid expenses	6,335
Total assets	$ 272,133

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 36,221
Total liabilities	36,221
Stockholder's equity:	
Common stock, no par value, shares authorized 200; 100 issued and outstanding shares	-
Additional paid-in capital	15,000
Retained earnings	220,912
Total stockholder's equity	235,912
Total stockholder's equity and liabilities	$ 272,133

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2024

Revenues:	
Financial advisory fees	$ 3,600,000
Consulting fees	50,000
Reimbursed expenses	47,380
Interest income	21
Total revenues	3,697,401
Expenses:	
Employee compensation	1,825,000
Occupancy	24,000
Professional fees	24,526
Other operating expenses	151,021
Total expenses	2,024,547
Income before state income tax	1,672,854
Provision for state income tax	115,959
Net income	$ 1,556,895

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2024

Cash flows from operating activities:		
Net income		$1,556,895
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets:		
Accounts receivable	(60,909)	
Refundable tax payments	90,364	
Prepaid expenses	760	
Increase in operating liabilities:		
Accounts payable and accrued expenses	31,182	
Total adjustments		61,397
Net cash provided by operating activities		1,618,292
Cash flows from financing activities:		
Stockholder distribution		(1,525,000)
Net cash used by financing activities		(1,525,000)
Net increase in cash		93,292
Cash at beginning of the year		111,597
Cash at end of the year		$ 204,889

Supplemental Cash Flow Disclosure:

Income Taxes paid	$ 80,000

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2024

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at beginning of the year	$ -	$ 15,000	$ 189,017	$ 204,017
Net income	-	-	1,556,895	1,556,895
Stockholder distribution			(1,525,000)	(1,525,000)
Balance at year end	$ -	$ 15,000	$ 220,912	$ 235,912

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Stuyvesant Square Advisors, Inc. (the "Company") was incorporated in New York on April 28, 2008. The Company is a broker/dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking, consulting and private placement services to its clients.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable consist of non-interest bearing receivables from customers at year end. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for the uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. To the extent the collection of a receivable is uncertain an allowance for credit loss is established, no allowance for credit loss was necessary for the year ended September 30, 2024. The balance of accounts receivable as of September 30, 2024 is $60,909.

Revenue

Company revenue consists primarily of investment banking financial advisory fees and consulting fees. Investment banking financial advisory fees includes advice regarding mergers and acquisitions, debt restructuring, debt origination and debt refinancing. Consulting fees may include fees for advisory services not related to investment banking, corporate finance or securities.

Pursuant to FASB ASC 606 Revenue from Contracts with Customers, the Company recognizes revenue from contracts with customers when it satisfies its performance obligations by transferring control over goods or services to customers.

Revenue from contracts with customers includes fees from investment banking financial advisory services and from consulting services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking financial advisory services and from consulting services is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (unearned revenue).

Management's Review for Subsequent Events
Management evaluated subsequent events through the date which the financial statements were issued.

NOTE 2- INCOME TAXES

The Company elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholder's individual income tax returns for US Federal and state taxes, except as noted below.

Although the Company as an S-Corp generally is not subject to income tax at the Company level, the Company elected to be subject to Pass-Through Entity Tax in the state of Connecticut based on Connecticut sourced income, and files an annual Connecticut Pass-Through Entity Tax return.

The provision for state income tax summarized as follows:

Current income tax expense $115,959

Income tax expense differs from the amount determined by applying statutory tax rates to the income before income taxes due to net operating loss carryfoward of $14,667.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under these provisions, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

The Company has received approval from the Internal Revenue Service to retain its fiscal year for income tax reporting. As a result, the Company is required to make "required payments" under section 7519 of the Internal Revenue Code (the "Code"). The "required payments" are intended to approximate the amount of tax that would be paid by the stockholder if the Company changed to a calendar year. Thus, in most cases, the payments offset the income tax deferral provided by the fiscal year. On an annual basis the Company will either make additional payments to the extent that the "required payments" balance for the fiscal year end is less than the amount required according to the methodology prescribed in the Code, or receive a refund to the extent that the "required payments" balance is greater than the required balance for the fiscal year end. As of September 30, 2024, the "required payments" balance was $0.

NOTE 3- NET CAPITAL

As a securities broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $168,668 at September 30, 2024, this exceeded required net capital of $5,000 by $163,668. The ratio of aggregate indebtedness to net capital at September 30, 2024 was 0.215 to 1.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the sole stockholder, to cover the costs of office expenses, including rent, utilities and related services. This agreement will remain in effect until terminated by either the Company or the stockholder. The agreement states that the stockholder will be reimbursed $2,000 per month to cover these expenses. The total payments made to the stockholder under this agreement for the year ended September 30, 2024 was $24,000. The above payments to the stockholder are included in occupancy expense.

Operating results or financial position may differ form the amounts in the financial statements if the above transaction was with an unrelated party.

NOTE 5- CONCENTRATIONS

For the year ended September 30, 2024, one customer accounted for 98% of total revenue and 92% of accounts receivable is due from another customer.

During the year ended September 30, 2024, the Company did not have amounts in excess of federally insured limits on deposit with a bank. The Company has not experienced any losses in such accounts and management believes it is not subject to any significant credit risk on its cash.

NOTE 6- COMMITMENTS AND CONTINGENCIES

The Company had no commitments or contingencies that require disclosure in the financial statements or Notes thereto.

STUYVESANT SQUARE ADVISORS, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED SEPTEMBER 30, 2024

SCHEDULE I

STUYVESANT SQUARE ADVISORS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2024

Total ownership equity from statement of financial condition	$	235,912
Total nonallowable assets from statement of financial condition		(67,244)
Net capital	$	168,668
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	36,221
Total aggregate indebtedness	$	36,221
Percentage of aggregate indebtedness to net capital		21.5%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	2,415
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	163,668
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital	$	162,668

There is no material difference between the above computation and the Company's net capital as reported in the Company's amended Part IIA (unaudited) FOCUS report as of September 30, 2024.

SCHEDULE II

STUYVESANT SQUARE ADVISORS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2024

With respect to the Information Relating to Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 to SEC Release 34-70073 and as discussed in question #8 of the related FAQ issued by SEC staff. The Company does not hold customer funds or securities.

SCHEDULE III

STUYVESANT SQUARE ADVISORS, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

SEPTEMBER 30, 2024

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

STUYVESANT SQUARE ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2024

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 to SEC Release 34-70073 and as discussed in question #8 of the related FAQ issued by SEC staff. The Company does not hold customer funds or securities.

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Stuyvesant Square Advisors, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Stuyvesant Square Advisors, Inc. (the Company) did not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 to SEC Release 34-70073 and as discussed in question #8 of the related FAQ issued by SEC staff, and (2) the Company stated that the Company met the identified conditions for such reliance throughout the year ended September 30, 2024 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073 and as discussed in question #8 of the related FAQ issued by SEC staff.

Jerome Davies, CPA, P.C.

Marietta, Georgia
November 18, 2024

Stuyvesant Square Advisors, Inc.

EXEMPTION REPORT
September 30, 2024

Stuyvesant Square Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states thefollowing:

The Company does not claim an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k) in reliance upon Footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff.

During the reporting period:

1. The Company conducted business activities involving consulting services and financial advisory services to customers involving capital raising activity throughout the year ended September 30, 2024 without exception.
2. The Company did not hold any customer funds or securities at any time throughout the year ended September 30, 2024 without exception.

Management reviewed the provisions of Rule 15c3-3 and the related guidance in Footnote 74 of SEC release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff.

The Company met the identified conditions for reliance on Footnote 74 of SEC release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff throughout the year ended September 30, 2024, without exception.

I, David Tuvlin, swear (or affirm) that to the best of my knowledge and belief, this Exemption Report is true and correct.

David Tuvlin, President

10/30/24

Date